SCHEDULE 14A

   Proxy Statement Pursuant to Section 14(a) of the Securities
             Exchange Act of 1934 (Amendment No.  )


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[ X ]  Soliciting Material Pursuant to (S) 240.14a-12


                  VERIZON COMMUNICATIONS, INC.
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        (Name of Registrant as Specified in Its Charter)


    ASSOCIATION OF BELLTEL RETIREES, C. WILLIAM JONES, JOHN M. BRENNAN, MICHAEL S. KUCKLINCA, EILEEN T. LAWRENCE, RICHARD S.
 KNAPP, ROBERT E. REHM, JAMES E. CASEY, JR., PAMELA M. HARRISON,
   JOHN A. PARENTE, JOSEPH A. RISTUCCIA, JOANNE JACOBSEN,
            THOMAS J. SISTI AND PATRICIA TRENT WELLS
-----------------------------------------------------------------
           (Name of Person(s) Filing Proxy Statement,
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Association of BellTel Retirees, Inc.
Post Office Box 33
Cold Spring Harbor, New York   11724               (logo)
_________________________________________________________________
Phone: (631) 367-3067           Web Site: www.belltelretirees.org
Fax: (631) 367-1190       E-mail: association@belltelretirees.org
Hotline: 1-800-262-9222
                                                       March 2006

Board of Directors
C. William Jones         Dear Pension Fund Administrator:
President
(410) 770-9485           I am writing to urge you to VOTE FOR two
                         important shareholder resolutions on
Office Manager           Verizon's proxy card for the upcoming
Christina M. Kruger      Annual Meeting on May 4 in Overland
(631) 367-3067           Park, Kansas.

BOARD OF DIRECTORS       WE URGE YOU TO VOTE YOUR PROXY FOR ITEM
John M. Brennan          8 (PERFORMANCE-BASED EQUITY
Chairman of the Board    COMPENSATION) AND FOR ITEM 5
(201) 666-8174           COMPOSITION OF BOARD OF DIRECTORS)

Michael S. Kucklinca     Last year, for the third straight year,
Executive Vice President members of our Association resulted in
(516) 741-2424           Verizon altering its executive
                         compensation practices - most recently
Eileen T. Lawrence       by terminating its lavish supplemental
Treasurer                pension benefit for top executives
(718) 229-6078           (SERP) after shareholder strongly
                         supported a retiree shareholder
Richard S. Knapp         proposal to require that these "top
Secretary                hat" pension benefits be disclosed to
(914) 779-6292           and approved by the shareholders in
                         the future.  We hope you will support
Robert A. Rehm           these additional governance reforms:
Chief Financial Officer
(516) 827-0801           - PERFORMANCE-BASED EQUITY COMPENSATION:
                           PROXY ITEM 8 ASKS THE BOARD TO ADOPT A
Vice Presidents            POLICY REQUIRING THAT AT LEAST 75% OF
James E. Casey, Jr.        FUTURE EQUITY-BASED COMPENSATION
(540) 439-9568             (I.E., STOCK OPTIONS AND RESTRICTED
                           STOCK AWARDED TO SENIOR EXECUTIVES BE
Pamela M. Harrison         TRULY PERFORMANCE-BASED, WITH THE
(845) 225-6497             PERFORMANCE CRITERIA DISCLOSED TO
                           SHAREHOLDERS.
John A. Parente
(518) 372-0526           This proposal, which I submitted, calls
                         on the Board to set a considerably
Joseph A. Ristuccia      higher performance hurdle for long-term
(631) 765-1111           equity compensation.  For many years the
                         compensation of Verizon's senior
Directors                executives has been disconnected from
Joanne Jacobsen          returns to shareholders, in our view.
(941) 493-7874           For example, Institutional Shareholder
                         Services, in its 2004 proxy analysis,
Thomas J. Sisti          stated that CEO Ivan Seidenberg's $19.1
(201) 794-6494           million compensation for 2003 was
                         "arguably excessive for a company that
Patricia Trent Wells     had negative shareholder returns for the
(212) 535-6859           past one-, three- and five-year periods.

Board Member Emeritus    The Company opposes this proposal,
Louis Miano              stating in the proxy that "a significant
(781) 444-8080           portion of the long-term compensation of
                         Verizon executives is . . . performance-based in the form of performance stock units (PSUs)." HOWEVER, IN OUR VIEW, A
                         CLOSE LOOK AT THE PSU AGREEMENT
                         REVEALS THAT THE PERFORMANCE HURDLE IS
                         WHAT GOLFERS REFER TO AS A "GIMME."
                         For example, if 79.9% of the companies
                         in the S&P 0500 and industry peer groups outperform Verizon (that is, Verizon's total return ranks at the 20th percentile), the executive receives 34% of the total value of the restricted shares. If Verizon performs somewhat below average - finishing at the 45th percentile in total return - the executive receives 76.5% of the total possible award.


Verizon's PSU grants assume even greater importance now that the Board has retroactively converted Mr. Seidenberg's 2005 restricted stock grant into a total 314,380 PSUs (with a grant value of $11.3 million). The peer-indexed options and premium-priced options proposed in this shareholder resolution tie equity compensation more closely to key measures of shareholder value.

- COMPOSITION OF BOARD OF DIRECTORS: ITEM 5 URGES THE BOARD TO
  NOMINATE DIRECTORS SUCH THAT, IF ELECTED, A TWO-THIRDS MAJORITY
  OF DIRECTORS WOULD BE TRULY INDEPENDENT. PROPONENT'S DEFINITION
  OF "INDEPENDENT" IS COMPARABLE TO THE STANDARD ADOPTED BY THE
  COUNCIL OF INSTITUTIONAL INVESTORS.

A majority (7) of Verizon's 13 director candidates have what we view as material financial relationships with the Company or its officers, directly or through their firms. In addition to CEO
Seidenberg, we believe that at least six outside directors are non-independent due to board interlocks, or because their own employer receives substantial grants, fees, or business from the Company, or did in the recent past:

 - Joseph Neubauer is CEO of ARAMARK, where Verizon President and
   Vice Chairman Babbio is a director and previously determined
   Neubauer's compensation as a member of the board compensation committee.

 - Thomas O'Brien is former CEO of PNC Financial Services, where
   Verizon Wireless CEO Dennis Strigl has participated in boosting his retirement benefits as a member of PNC's compensation committee.

 - Richard Carrion is CEO of a bank that is Verizon's co-investor in Puerto Rico Telephone (Verizon owns a controlling 52% interest).

 - Robert Storey recently retired as a partner in a firm providing legal services to Verizon.

 - Hugh Price was, until 2003, CEO of a nonprofit receiving millions of dollars in grants from Verizon during a period
   Seidenberg served on its governing board.

 - Sandra Moose, until year-end 2003, was Senior Vice President of a firm which Verizon paid at least $3.5 million for consulting services since 2000.

A more independent board is particularly needed at Verizon.
Although the Company argues that a substantial majority of the board is "independent" under the NYSE's minimum standard, we believe that outside directors are not independent when they have non-trivial financial relationships with the Company or its officers.

I hope you will join me and VOTE YOUR SHARES FOR PROXY ITEMS 5 AND 8.

                             Sincerely yours,


                             C. William Jones
                             President & Executive Director,
                             Association of BellTel Retirees Inc.

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
The cost of this letter is being borne entirely by the Association of BellTel Retirees Inc.  This is not a
solicitation.  Please DO NOT send your proxy card to the Association.

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